

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 17, 2009

Via U.S. Mail and Fax (613.623.4647)

Ms. Lynn Saunders
Chief Financial Officer
Plaintree Systems Inc.
90 Decosta Street
Arnprior, Ontario
K7S 3X1 CANADA

> **RE:** **Plaintree Systems Inc.**
> **Form 20-F for Fiscal Year Ended March 31, 2008**
> **File No. 000-25872**

Dear Ms. Saunders:

We have reviewed your supplemental response letters dated March 26, 2009 and April 3, 2009 as well as the above referenced filings and have the following comments. As noted in our comment letter dated February 3, 2009, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2008

Plaintree Systems Inc.

Notes to the Consolidated Financial Statements

Note 3 - Investment in Partnership and Bank loan, page 7

1.   Refer to your response to comment 1. We note your statement that you have re-examined EITF 02-14 and FIN 35 and have concluded that your partnership investment should have been accounted for at cost. Since your investment is in a partnership or a non-corporate entity, you are not under the scope of EITF 02-14. We believe that a noncontrolling investor in a general partnership should account for its investment using the equity method in accordance with paragraph 6 of SOP 78-9. Addressing the guidance in SOP 78-9, and by analogy to EITF D-46, tell us why you continue to believe that you should restate your financial statements to account for your investment in Buhler partnership at cost. Also tell us whether your auditors concur with your conclusion and the proposed restatement.

7. Due to Related Parties – Convertible Debentures, page 8

2.   With regard to your response to comment 2, provided in your letter dated April 3, 2009, please tell us how you considered the guidance in paragraph 4 of EITF 00-19 in determining that the conversion feature on the convertible debentures issued by the company in December 2003 was required to be bifurcated from the debt host and marked to market. Particularly explain your analysis of whether the host contract was a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash, at the discretion of the issuer.

3.   Further, your response to comment 2 only addresses your December 2003 issuance and not the issuances in February, April and June of 2005. The issuances in February and June, in particular, appear to have been in the money. Please clarify whether a beneficial conversion feature was recognized for any of these issuances or if the conversion feature on these issuances was bifurcated and marked to market. Also tell us how this is reflected in your reconciliation to US GAAP.

Notes to Unaudited Consolidated Pro Forma Financial Statements

4.   We note your response to comment 4. It appears that although there may have been a controlling financial interest in Plaintree, there was not a controlling

voting interest since David and Nora Watson only had 48.1% voting interest in Plaintree. Therefore we believe that the entities were not under common control, as defined by EITF 02-5. Please revise your US GAAP reconciliation to account for the transaction under the purchase method as appropriate.

5.   As requested in our original letter, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director